

December 31, 2013

Via E-mail
Jeffrey J. Alfano
Chief Financial Officer
Oppenheimer Holdings, Inc.
85 Broad Street
New York, New York 10004

>   **Re: Oppenheimer Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 6, 2013**
> **Form 10-Q for Quarterly Period Ended September 30, 2013**
> **Filed November 1, 2013**
> **File No. 001-12043**

Dear Mr. Alfano:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45
Business Environment, page 50

1.   You disclose the following about your auction rate securities (ARS) here: "These securities in almost all cases have not failed to pay interest or principal when due. These securities are fully collateralized for the most part and, for the most part, remain good credits." Tell us and revise your future filings to identify the exceptions to which you indirectly referred in this disclosure:

- Quantify the amount of your ARS that have failed to pay when due.

- Quantify the amount of your ARS that are uncollateralized separately from the amount of your ARS that are under-collateralized.
- Quantify the amount of ARS that are below investment grade as well as the amount of ARS that are unrated.

Results of Operations, page 55

2. You disclose that you have approximately $20.9 billion in assets under management (AUM) at December 31, 2012 and $23.8 billion at September 30, 2013. You disclose that your advisory fees are primarily based on the value of your AUM and that your AUM are affected by both cash flows and market fluctuations. In order to provide readers with greater transparency into this line of business, please revise future annual and interim filings to disclose the following information regarding your AUM:

- Present a roll-forward of AUM including gross cash inflows and outflows (i.e. subscriptions and redemptions), as well as, changes in AUM from market appreciation/(depreciation).
- Disaggregate this roll-forward by the investment type and/or objective.
- Disclose average AUM for comparison to the ending balances of AUM.
- Please indicate if any of the investors in your AUM (i.e. company sponsored funds) are restricted in their ability to redeem their investments (i.e. required to give advance notice prior to redemption or have suspended redemptions) or accept new subscriptions (i.e. open funds not accepting investments within the reporting period).
- In order to allow investors to have a better understanding of fund performance and how fund performance influences your results of operations, please disclose the net annualized return since inception and net return for each period presented.

Liquidity and Capital Resources, page 61

3. You state that your brokerage subsidiaries are required by regulation (i.e. the Net Capital Rule) to maintain minimum levels of capital which could restrict your ability to withdraw capital from these subsidiaries. You also state you do not repatriate the earnings of your foreign subsidiaries for tax purposes. Please revise your future filings to disclose the amount and type(s) of liquid assets held by your foreign subsidiaries that are restricted from transfer to your parent company and other subsidiaries. Discuss the potential tax implications if such funds are needed for your operations in the U.S., as well as your current intent whether to permanently reinvest these funds outside the U.S.

Consolidated Financial Statements, page 71
Note 1. Summary of significant accounting policies, page 82

4. Please revise your future filings to include your revenue recognition policy for accruing interest income from all sources of interest bearing instruments, including but not limited to your ARS. Provide us with your proposed policy disclosure.

Note 4. Financial Instruments, page 91
Other, page 92

5. Please tell us and revise your future filings to address the following regarding the measurement of your auction rate securities:

   - You disclose on page 93 that you have developed an internal methodology to discount auction rate securities held in your investment portfolio which include estimates for an illiquid market and non-performance risks related to failed auctions. Please explain how these risk factors are considered within the discount rate, or clarify if they are an on-top adjustment to your fair value estimate and how such an adjustment is determined.
   - Your assumptions for the illiquid market and non-performance risks are not as detailed as significant assumptions in your Level 3 disclosures on page 93. Please revise to disclose these assumptions.
   - Describe how the use of treasury rates factor into your discount rate development. An illustrative example in your response would be helpful.
   - Explain in detail how the current yield of similar securities for which the auctions have not failed is considered in your measurement of fair value for the securities where the auctions have failed. In particular, discuss how the observable auctions compare to your own portfolio in regard to credit quality. Clearly explain how the durations of securities with failed auctions compare to those where the auctions have not failed.

6. Revise your table of Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012 on page 93 to address the following:

   - For transparency purposes, in your future filings consider revising the line items titled "Other" in your tables here and throughout your document that represent ARS to use a title that more readily reflects that these are ARS.
   - Separate the principal and fair value amounts which you hold as assets on your balance sheet from the principal and fair value amounts which represent the derivative liability for purchase commitments.
   - Revise this section and throughout your document to more clearly and specifically identify the basis at which you are required to purchase ARS from the holders.
   - For transparency purposes, revise to clarify if the Principal amount presented in your table is equivalent to the face or par value of the auction rate security.
   - Provide a reconciliation between the amounts presented on page 93 and the amounts presented in your tables of Level 3 Assets and Liabilities for the Year Ended December 31, 2012 on page 97.
   - Similarly, in a footnote to the table, provide a reconciliation to the total principal and fair value amounts held including your ARS that are classified as Level 1.
   - Tell us and revise your future filings to clearly explain why the difference between the principal and fair value of ARS assets appears disproportionate to the difference between the principal and fair value of the derivative liability for the ARS to which

you are committed to purchase in the future. Provide us with a detailed comparison of the types and credit quality of the ARS asset and the ARS liability.

7. Revise this section to more clearly and transparently identify how you value the derivative representing your commitment to purchase additional ARS by addressing the following:

- The description of valuation methodology in this section appears to focus solely on deriving the value of the ARS itself without addressing the derivative liability. Given that you are required to purchase these ARS at their principal or par value, it would appear that your derivative liability is essentially the difference between the principal value and the fair value of the ARS to which you have committed to purchase. Revise to more explicitly discuss this relationship and your methodology for computing its value.
- Revise your disclosure to address the day one accounting of setting up the purchase commitment liability. As part of this narrative, identify the various triggers for setting up new derivatives for the various purchase commitments you recorded.
- Provide a footnote to the table on pages 97 and 98 that identifies the dates at which you set up these derivatives. Separately quantify the loss or expense reported on day 1 for each of these commitment events. Discuss the type and credit quality of ARS for each of these commitments.
- Discuss your accounting for the purchase commitment on day two and following, representing the change in value of the purchase commitment over time. Separately quantify these changes in fair value.
- Discuss the accounting for the event when you acquire the ARS pursuant to your outstanding commitment. Quantify the gains or losses recorded upon settlement of this portion of your purchase commitment, and quantify the principal and fair value settled.

8. Please revise your disclosures for ARS on page 93 of your 2012 Form 10-K to disaggregate your ARS asset and ARS purchase commitment by type (i.e. preferred, municipal, student loan, etc.). Further, disaggregate each type by the general credit quality of the underlying assets, as practicable. Refer to ASC 820-10-50-1A for guidance and ASC 820-10-55-104 for illustrative guidance. Finally, include the weighted-average for each unobservable input as required by ASC 820-10-50-2(bbb). Please provide us with your proposed disclosures.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012

9. Your table of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 on page 95 appears to indicate that $2,328,000 of ARS was classified as Level 1. Similarly, your table on page 96 appears to indicate that $1,184,000 of your ARS was classified as Level 1 at December 31, 2011. Tell us how you determined this classification was appropriate, and revise to identify the types of ARS that are included

here as well as the nature of the ARS that supports this classification. Tell us whether you sold or settled any of the ARS that were classified as Level 1 since 2010.

10.   You disclose on page 97 that you had $25.7 million in sales and/or settlements of auction rate securities for the year ending December 31, 2012. Please revise your future filings to indicate the amount of sales versus settlements included in this amount. Please refer to ASC 820-10-55-101 for illustrative guidance. Provide us with this information in your response for 2010 to date for each period presented.

11.   Please revise your tables on pages 97 and 98 to more clearly identify that the amounts reported in your Derivatives line item represent the fair value of your commitments to purchase additional ARS.

12.   Revise your description of the tables on pages 97 and 98 to more clearly explain the changes to your ARS liabilities.
   • Clarify how the amounts reported as purchases and issuances as well as sales and settlements were determined. Clearly identify the triggers for these amounts.
   • Clarify why no amounts were reported as realized losses during the period.

Fair Value of Derivative Instruments, page 98

13.   Your disclosure in footnote (4) on page 101 appears to indicate that you are presenting at least some portion of your commitment to purchase additional ARS in your balance sheet line item Securities Owned and Securities Sold, But Not Yet Purchased at Fair Value. Tell us how you determined that it is appropriate or revise your future filings as appropriate.

14.   Please explain and revise future filings to disclose your process for monitoring, evaluating, and reviewing your fair value estimates. Refer to ASC 820-10-50-2(f) for guidance and ASC 820-10-55-105 for an illustrative example. This process may be disclosed separately by fair value estimation process or collectively.

15.   Revise your future filings to address the sensitivity disclosures required by ASC 820-10-50-2(g).

Note 11. Income Taxes, page 112

16.   Your line item titled "Other" in your "Deferred tax asset/(liabilities), net" presentation here is significant to both your gross and net Deferred tax assets. Please provide us with a quantified breakdown of the types of deferred tax assets which are included in this description, and revise future filings to separately disclose any individually significant components of this "Other" line item.

Note 13. Commitments and Contingencies, page 120

17.   For purposes of providing greater transparency and more cohesiveness between your various ARS disclosures, revise your litigation disclosure on page 121 to clarify the line item and amounts of your purchase commitments that are reported on your Balance Sheet and the basis at which they are recorded.

Form 10-Q for Quarterly Period Ended September 30, 2013

Note 5. Financial Instruments, page 10
Valuation Techniques and Quantitative Information, page 11

18.   Please revise your fair value disclosures to provide the valuation methods and inputs for all Level 2 and Level 3 instruments (i.e. instruments measured on a recurring and non-recurring basis) as required under ASC 820-10-50-2(bbb). We observe that certain Level 3 instruments (e.g., municipal obligations) do not disclose quantitative information about the significant unobservable inputs used in the fair value measurement as required under ASC 820-10-50-2(bbb). Please revise your future disclosures to include this quantitative information as practicable. Provide to us your proposed disclosures and indicate in your response if there are any recurring or non-recurring Level 3 instruments for which you have deemed disclosure not to be practicable. Please state your basis for determining such quantitative information as not practicable, as necessary.

Note 6. Commercial Mortgage Banking, page 30
Mortgage Servicing Rights (MSRs), page 31

19.   Please revise future filings to disclose the quantitative assumptions you have used to estimate fair value such as discount rates, anticipated credit losses, and prepayment speeds as required under ASC 860-50-50-2. Revise your future filings to disclose the risk characteristics of the underlying assets of your mortgage servicing rights as required by ASC 860-50-50-4(d). In future filings, please update your summary of significant accounting policies to disclose your policy for assessing subsequent impairment of these assets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Kevin W. Vaughn at (202) 551-3494 if you have questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief